Filed Pursuant to Rule 424(b)(3)

Registration No. 333-178786-01

SUPPLEMENT NO. 4 DATED AUGUST 12, 2016

TO THE PROSPECTUS DATED APRIL 8, 2016

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC (the “Company”) dated April 8, 2016, as supplemented by Supplement No. 1 dated May 3, 2016, Supplement No. 2 dated June 28, 2016 and Supplement No. 3 dated August 4, 2016.

The purpose of this prospectus supplement is to describe the following:

1)	The status of the offering of limited liability company interests, or the shares, of the company; and
2)	The acquisition of a controlling interest in a 12.1 MW portfolio of 1,611 residential rooftop solar systems from a subsidiary of OneRoof Energy, Inc. for approximately $19,750,000 (“Greenbacker Residential Portfolio #1”).

Status of Our Public Offering

We commenced our initial public offering of shares on April 25, 2014. As of August 10, 2016, we had accepted investors’ subscriptions for and issued approximately 12,048,005 shares in the offering, resulting in our receipt of gross proceeds of approximately $118,212,588.

Acquisition of the Greenbacker Residential Portfolio #1

The Company announced on August 8, 2016 that it acquired, through a wholly-owned subsidiary, a controlling equity interest in a 12.1 MW portfolio of 1,611 solar systems from a subsidiary of OneRoof Energy, Inc. (“OneRoof”) for approximately $19,750,000 (“Greenbacker Residential Portfolio #1”). The systems are located on residential rooftops across seven states, including California, New Jersey, Massachusetts, Maryland, New York, Hawaii and Connecticut. Under the terms of the transaction, Greenbacker was appointed the managing member of Greenbacker Residential Portfolio #1 and OneRoof will retain a residual interest and continue to perform general operation and maintenance functions. All of the energy generated by the systems has been sold under twenty-year power purchase agreements, of which approximately 19.6 years is remaining as of date of purchase, to residential customers who on average have a FICO Score Rating of Very Good (between 740 and 799). The forecasted initial (or first year) yield is expected to be 12.5%.

The portfolio is expected to generate approximately 13,763,400 kilowatt hours of power.